As Filed with the Securities and Exchange Commission on January 9, 1998
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D
                  Under the Securities and Exchange Act of 1934


                        American Capital Strategies, Ltd.
                        ---------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   024937 10 4
                                 --------------
                                 (CUSIP Number)


                              Samuel A. Flax, Esq.
                                 Arnold & Porter
                            555 Twelfth Street, N.W.
                             Washington, D.C. 20004
                                 (202) 942-5730
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 January 1, 1998
                          -----------------------------
                          (Date of Event which Requires
                            Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]


An Exhibit Index appears on Sequentially Numbered Page 8.

Page 1 of 8 pages.

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CUSIP No. 024937 10 4                SCHEDULE 13D                  Page 2 of 8


1.    Name of Reporting Person:  David J. Gladstone.
      I.R.S. Identification No.  Withheld.

2.    Check the appropriate box if a Member of a Group          (a) [ ]
                                                                (b) [ ]
3.    SEC Use Only

4.    Source of Funds:  PF

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                                [ ]

6.    Citizenship or Place of Organization:         United States of America.

Number of Shares                    7.       Sole Voting Power         680,467
Beneficially Owned by
Each Reporting Person               8.       Shared Voting Power       0
With
                                    9.       Sole Dispositive Power:   680,467

                                    10.      Shared Dispositive Power  0


11.   Aggregate Amount Beneficially Owned by Each Reporting
      Person:  680,467

12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.   Percent of Class Represented by Amount in Row (11):  6.1%

14.   Type of Reporting Person:  IN


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CUSIP No. 024937 10 4                SCHEDULE 13D                  Page 3 of 8


Item 1.           Security and Issuer.

         This Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of American Capital Strategies, Ltd. ("ACS" or the "Company"), a corporation organized and existing under the laws of the State of Delaware. The principal executive offices of ACS are located at 3 Bethesda Metro Center, Suite 860, Bethesda, Maryland 20814.

Item 2.           Identity and background.

         (a) This statement is filed on behalf of David J. Gladstone (the "Reporting Person").

         (b) The Reporting Person's business address is c/o American Capital Strategies, Ltd., 3 Bethesda Metro Center, Suite 860, Bethesda, Maryland 20814.

         (c) The Reporting Person is the Chairman of the Board of ACS which has its principal executive offices at 3 Bethesda Metro Center, Suite 860, Bethesda, Maryland 20814. ACS is a specialty finance company.

         (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         (f)      The Reporting Person is a United States of America citizen.


Item 3.           Source and Amount of Funds or Other Consideration.

         The Reporting Person acquired 71,685 shares of Common Stock (the "Direct Shares") through a direct offering associated with the Company's initial public offering on August 29, 1997. The Reporting Person purchased the Direct Shares at a price of $13.95 per share for a total purchase price of $1,000,005.75. The source of funds used by the Reporting Person to acquire the Direct Shares was personal funds.

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CUSIP No. 024937 10 4                SCHEDULE 13D                  Page 4 of 8

         Under an Incentive Stock Option Agreement, dated as of August 29, 1997, between the Company and the Reporting Person (the "Option Agreement"), entered into pursuant to the Company's 1997 Stock Option Plan (the "Plan"), the Reporting Person has received stock options ("Stock Option(s)") to purchase 608,782 shares of Common Stock ("Option Shares"). Option Shares may be purchased at a price of $15.00 per share. One-third of the Stock Options will vest on each of the first three anniversaries of August 28, 1997, the date of grant. However, on or after March 2, 1998, the Reporting Person may accelerate such vesting by agreeing to exercise the Stock Options immediately upon vesting and then agreeing for the period through the date on which the Stock Options would have originally vested, not to sell, assign or convey any Common Stock so purchased (other than by laws of descent or distribution) and to grant to the Company a call option to repurchase any such Common Stock at the option exercise price if the Stock Options would have been forfeited prior to their original vesting date as a result of the Reporting Person's subsequent termination of employment under certain circumstances. If the Reporting Person exercised all Stock Options, then the amount of funds necessary to exercise such options would be $9,131,730. Under the Option Agreement, the Reporting Person would be entitled to borrow the funds necessary to exercise the Stock Options from the Company.

         The foregoing description of the Option Agreement is qualified in its entirety by reference to the Option Agreement included as Exhibit 1 to this
Schedule 13D and filed herewith. Additionally, the foregoing description of the Plan is qualified in its entirety by reference to such document included as
Exhibit 2.i.2 to the Pre-Effective Amendment No. 2 to the Company's Form N-2 (Commission File No. 333-29943) filed with the Securities and Exchange Commission (the "SEC") on August 12, 1997.


Item 4.           Purpose of Transaction.

         The Reporting Person purchased the Direct Shares at the time of the Company's initial public offering on August 29, 1997. The Reporting Person holds the Direct Shares for investment purposes.

         The Reporting Person obtained the right to participate in the Plan and receive the Stock Options pursuant to his employment agreement dated as of April 2, 1997 with the Company ("Employment Agreement"). The Company established the Plan to assist the Company and its affiliates in attracting and retaining eligible individuals of outstanding ability and to promote the identification of their interests with those of the stockholders of the Company. Under the terms of the Plan, the Reporting Person is generally prohibited from transferring the Stock Options.

         The Reporting Person will continue to monitor his investment in the Company, taking into account, without limitation, the Company's business, financial condition, results of operation and prospects, and the securities markets in general. As a result of this continued monitoring, the Reporting Person may acquire additional shares of Common Stock or may sell or otherwise dispose of all or some of his shares of Common Stock after February 28, 1997. Prior to that date, the Reporting Person is generally prohibited from selling shares of Common Stock under a lock-up agreement between the Reporting Person and the Company's underwriters.

CUSIP No. 024937 10 4                SCHEDULE 13D                  Page 5 of 8

         As disclosed in Item 2, the Reporting Person is the Chairman of the Board of the Company. In his capacity with the Company, the Reporting Person may from time to time consider plans or proposal relating to: the acquisition or disposition of securities of ACS; extraordinary corporate transactions involving ACS or any of its subsidiaries; selling or transferring a material amount of assets of ACS or of its subsidiaries; changing the present board of directors or management of ACS; materially changing the present capitalization or dividend policy of ACS; making other material changes in ACS's business or corporate structure; changing ACS's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of ACS by any person; causing the Common Stock no longer to be quoted on the National Association of Securities Dealers Automated Quotations System; causing the Common Stock to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934; or taking any action similar to any of those enumerated above.

         Other than as described herein, the Reporting Person does not have any plan or proposals which relate to or would result in any of the foregoing actions.


Item 5.           Interest in Securities of Issuer.

         (a)-(b). The Reporting Person is the beneficial owner of the 71,685 Direct Shares and has sole voting and dispositive power with respect thereto. Furthermore, because on or after March 2, 1998, the Reporting Person may accelerate the vesting of all of the Stock Options, as of January 1, 1998, the Reporting Person is deemed to be the beneficial owner of and to have sole voting and dispositive power with respect to the Option Shares, pursuant to Rule 13d-3(d)(1)(i) promulgated under the Exchange Act. Accordingly, the Reporting Person is deemed to beneficially own an additional 608,782 shares of Common Stock, for a total of 680,467 shares of Common Stock. This total represents 6.1% of the number of shares outstanding on November 11, 1997, without giving effect to the issuance of any shares pursuant to an exercise of the Stock Options. After giving effect to the issuance of such Option Shares and assuming exercise of all outstanding warrants and other stock options, this total represents 5.3% of the number of shares outstanding on a fully diluted basis.

         (c) No transactions in ACS Common Stock were effected during the past 60 days by the Reporting Person.

         (d)      Inapplicable.

         (e)      Inapplicable.

CUSIP No. 024937 10 4                SCHEDULE 13D                  Page 6 of 8


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships among the Reporting Person and any person with respect to the securities of the Company.


Item 7.           Material to be Filed as Exhibits.

         The exhibit listed in the Exhibit Index is filed herewith.


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CUSIP No. 024937 10 4                SCHEDULE 13D                  Page 7 of 8


                                    SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                               /s/  David J. Gladstone
                                               ----------------------------
                                               David J. Gladstone



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CUSIP No. 024937 10 4                SCHEDULE 13D                  Page 8 of 8

                                  EXHIBIT INDEX


                                                                  Sequentially
Exhibit                       Description                      Numbered Location
-------                       -----------                      -----------------

   1     Incentive Stock Option Agreement, dated as of August          9
         29, 1997, between American Capital Strategies, Ltd.
         and David J. Gladstone.